

April 22, 2014

Via E-mail
Darryl Rawlings
Chief Executive Officer
Trupanion, Inc.
907 NW Ballard Way
Seattle, WA 98107

> **Re: Trupanion, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 9, 2014**
> **CIK No. 0001371285**

Dear Mr. Rawlings:

We have reviewed your amended draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting another amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Our Company, page 1

1. We note your response to prior comment 4 and request that you reinsert the statistic of 56% of pets originally enrolled in 2010 that remained enrolled in 2013, and include it in your prospectus summary as well as your Business section. That is material disclosure that will provide investors with another basis to assess your overall retention than the monthly retention percentage alone would accomplish. You may include the final two sentences in your response when discussing this statistic to give your perspective to this information.

2. We note your response to prior comment 6. Please clarify your disclosure further both here and in your Business section by explaining that while the monthly retention

rate for animals is high your experience to date suggests that over a four-year period nearly half the animals originally enrolled had subsequently disenrolled. In that

regard, the statement "This annual monthly retention rate is consistent with annual cohorts of members as well" appears to be confusing and you should consider removing it.

<u>Our Solution, page 3</u>

3. We note your response to prior comment 9. Please also include this information in your prospectus summary.

<u>Risk Factors</u>
<u>Risks Related to Our Business and Industry</u>
<u>"If we are unable to maintain high member retention rates, our growth prospects and revenue will be adversely affected," page 14</u>

4. We note your response to prior comment 16. Please revise this risk factor for consistency with the disclosure we have requested concerning your retention rates in our other comments.

<u>Business</u>
<u>General</u>

5. We note your responses to prior comments 30 and 31. As the agreement with the unaffiliated managing general agent was not made in the ordinary course of business it should be filed, and disclosure of its terms provided, if it is material to your operations at this time. Please confirm whether or not revenue generated through this agreement in 2014 to date has been consistent on a real and percentage basis with that earned in 2013 so that we may further assess its materiality.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Cohort Analysis, page 57</u>

6. Your response to prior comment 22 states that the number of pets from a particular cohort that remain enrolled in the Company's medical plan as of the end of an annual period reflects a different measurement than the Company's average monthly retention. However your disclosure on page 14 states that the average monthly retention rate is consistent with annual cohorts of members. Also your disclosure on page 58 appears to say that retaining 19,267 out of the original 34,583 cohort pets demonstrates your high retention rates. Please revise your disclosure to explain how these measurements differ and why these measurements are or are not comparable.

Liquidity and Capital Resources
Regulation, page 72

7. We note in your response to prior comment 23 that you do not believe these restrictions create any material uncertainty regarding the parent company's ability to service its debt. However you disclose total liabilities held outside your insurance subsidiary are $11.5 million greater than total assets and less than $0.1 million can be paid in the form of a dividend from APIC to the parent holding company without prior approval from regulatory authorities. Please explain to us why this $11.5 deficit does not result in a known uncertainty.

Critical Accounting Policies and Significant Estimates
Claims Reserves, page 79

8. Consistent with your response to prior comment 29, please expand your disclosure to clarify that historically 95% of claims have been settled within three months of the claim date and that as of December 31, 2013, you do not believe there are any reasonably likely changes in key assumptions that would have a material impact on its reported results, financial position or liquidity.

Our Company and Approach, page 81

9. We note your response to prior comment 33. The areas of disclosure you refer us to in your response do not appear to address the items included in our comment. Accordingly, we re-issue our comment.

Our Solution, page 84

10. We note your response to prior comment 32. Please note in your prospectus summary where appropriate that your coverage does not extend to pre-existing conditions or to routine and preventative care, including examinations.

Sales and Marketing, page 89

11. We note your response to prior comment 35. While we acknowledge that you are not substantially dependent upon any one Territory Partner relationship, you are substantially dependent upon them collectively to cultivate veterinary relationships that accounted for 80% of your leads in 2013. As a result, we believe the form agreement you enter into with them is a material contract, which should be filed as an exhibit and its terms disclosed in your filing. Please amend your registration statement accordingly.

Legal Proceedings, page 97

12. We note your responses to prior comments 37 and 38. Please amend your disclosure to include this information.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Donald Abbott at (202) 551-3608 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Alan Smith, Esq.
     James Evans, Esq.
     Amanda Rose, Esq.
     Fenwick & West LLP
     1191 Second Avenue, Floor 10
     Seattle, WA 98101